Exhibit 99.113

Consent

The undersigned hereby consents to the use of my name and the scientific and technological information related to the Corporation’s news releases and other disclosure documents that are of a scientific and technical nature pertaining to the Guayabales Gold-Silver-Copper Project, which is included in this registration statement on Form 40-F being filed by Collective Mining Ltd. with the United States Securities and Exchange Commission.

/s/ David J. Reading
David J. Reading

Date: July 10, 2024